Contact

www.linkedin.com/in/muzquiz
(LinkedIn)

www.prmm.us (Other)

Top Skills

New Business Development

Contract Negotiation

Venture Capital

Marco Marcelo Muzquiz

Mexico Real Estate | Angel Investor

San Diego, California, United States

Summary

Through various business ventures in my offices in Tijuana, Mexico, I own and invest in various industrial, commercial and residential ventures throughout Mexico. My business follows the tradition set by my late father, Don Raymundo Muzquiz, one of the foremost pioneers of development in Baja California. In addition to real estate, I now invest in seed-stage startups. Reach me here: marcelo@prmm.us.

Experience

Inmobiliaria MRM 2000, S.A. de C.V.
Owner
August 1998 - Present (25 years 6 months)

MRM 2000 has various industrial, commercial and residential holdings in Tijuana, Baja California. The company's holdings are principally in area of the Industrial Park El Lago, and includes tenants such as Medtronic, Champion, Loginam, First Cash Financial services, OXXO and others.

PRMM Inmobiliaria S.A. de C.V.
16 years 3 months

Co-Founder, PRMM USA LLC
February 2021 - Present (3 years)
Sheridan, Wyoming, United States

Seed stage investing in PropTech, InsureTech, EdTech, Cannabis and killer founders in any business. Portfolio: Arhub.swiss, Bttn Technologies, Clocr, Foondamate, Infiuss Health (YC S21), Halp, Highsman, Nada, Pigeon Loans (YC W22), Polycade, UpCounsel, Wunder.

Co-Founder, PRMM Inmobiliaria SA de CV
November 2007 - Present (16 years 3 months)
Tijuana, Baja California, Mexico

Commercial real-estate investment in Mexico, hard pivot in 2021 to seed-stage venture investing. Portfolio: Clupp Seguro (YC W22), Arrenda, Amplifica Capital (LP).

Nada Inc.
Investor/Advisor
May 2021 - Present (2 years 9 months)
Dallas, Texas, United States

Marcelos the Restaurant
Owner
November 1993 - December 2000 (7 years 2 months)

Founded and developed all business aspects of a Mexican food restaurant which became an institution in Santa Cruz.   After seven years of successful operations, decided to divest from operational responsibility in order to focus on new business opportunities in Mexico.

_____

Education

University of California, Santa Cruz
BA, Economics · (1989 - 1993)